Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the

Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler

Ltd., and Foster Wheeler LLC

Registration Statement  No. 333-107054

Registration Statement  No. 333-117244

Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information:  (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124).  These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.  You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to:  John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ISSUES CLASS B WARRANTS

Announces Further Details Regarding Securities Issued In Exchange Offer

HAMILTON, BERMUDA, October 15, 2004 — Foster Wheeler Ltd. (OTCBB: FWLRF) announced that it has distributed on a one-to-one basis the Class B Warrants to the holders of record of the Company’s Common Shares at the close of business on September 23, 2004.  The Class B Warrants allow the holders to purchase Common Shares or, if the approval of the increase in the authorized Common Shares is not obtained at the shareholder’s meeting scheduled to be held on November 29, 2004, Series B Convertible Preferred Shares.  Each Class B Warrant becomes exercisable on September 24, 2005, at an exercise price of $0.4689 per Common Share issuable and expires at 5:00 p.m. on September 24, 2007.  Following the expiration of the subsequent offering period of its equity-for-debt exchange offer on October 20, 2004, Foster Wheeler will announce the precise number of Common Shares for which each Class B Warrant will become exercisable.  The CUSIP number for the Class B Warrants is G36535113.

The Company is also providing the following additional information related to securities issued in connection with the exchange offer, which closed on September 24, 2004.

Securities Issued in Connection with the Exchange Offer

New Notes

Foster Wheeler LLC issued $141,437,250 of Series A New Notes in connection with the exchange offer.  The New Notes have a maturity date of September 15, 2011, and an annual coupon rate of 10.359%.  Interest on the Series A New Notes began accruing on September 24, 2004, and is payable semi-annually on March 15 and September 15.  The CUSIP number for the New Notes is 350250AA4.

In addition, $120,000,000 of Series B New Notes were privately placed with a group of institutional investors.  These notes have substantially identical terms, including the same interest rate, maturity date, and semi-annual interest payment dates as the Series A New Notes described above. The Company intends to file a registration statement with the Securities and Exchange Commission to offer Series A New Notes that are registered under the Securities Act and eligible for public trading in exchange for the privately placed Series B New Notes.

Common Shares

The Company also issued 61,243,146 Common Shares in connection with the exchange offer.  The issuance of these shares raised the aggregate number of the Company’s Common Shares issued as of the closing of the exchange offer to 102,014,706.  The CUSIP for the Common Shares is G36535105.

Series B Convertible Preferred Shares

The Company also issued 599,850 shares of Series B Convertible Preferred Shares in connection with the exchange offer.  Provided that the Company’s shareholders approve an increase in the number of authorized shares of Common Shares of the Company at a shareholder’s meeting currently scheduled to be held on November 29, 2004, each share of Series B Convertible Preferred Shares will be convertible into 1,300 Common Shares.  On an as-converted basis, the Series B Convertible Preferred Shares issued equates to 779,805,198 Common Shares.  Voting rights of the holders of the Series B Convertible Preferred Shares will be on an as-converted basis. The CUSIP number for the Series B Convertible Preferred Shares is 35024P201.

Class A Warrants

The Company issued 4,150,014 Class A Warrants to those holders of the 9.00% Preferred Securities that were tendered into the exchange offer.  The Class A Warrants allow the holders to purchase Common Shares or, if the approval of the increase in the authorized Common Shares is not obtained, Series B Convertible Preferred Shares.  Each Class A Warrant becomes exercisable on September 24, 2005, at an exercise price of $0.4689 per Common Share issuable, and expires on September 24, 2009.  Following the expiration of the subsequent offering period of its equity-for-debt exchange offer on October 20, 2004, Foster Wheeler will announce the precise number of

Common Shares for which each Class A Warrant will become exercisable.  The CUSIP number for the Class A Warrants is G36535121.

Securities Issued After the Closing of the Exchange Offer

Management and Director Issuances

On October 6, 2004, management was issued 37,674,898 restricted common share awards in accordance with the Company’s Management Restricted Stock Plan, of which 27,036,920 were in the form of restricted shares and 10,637,978 were in the form of restricted share units.  One third of the restricted awards vest in the fourth quarter of 2005, and the balance vest during the fourth quarter of 2006. The restricted shares have immediate voting rights, and the restricted stock units will give the holders voting rights upon vesting.

On October 6, 2004, management also was issued options to purchase 43,103 shares of the Company’s Series B Convertible Preferred Shares.  If the shareholders affirmatively vote at the shareholder’s meeting to increase the number of the Company’s Common Shares, each such option to purchase a Convertible Preferred Share would be converted into an option to purchase 1,300 Common Shares.  These options have an exercise price of $609.57 (or $0.4689 per Common Share issuable).  One third of the options vest in the fourth quarter of 2005, and the balance vest during the fourth quarter of 2006.

On October 6, 2004, the Company’s Board of Directors approved (i) the grant of 361,298 restricted share units, and (ii) options to purchase 413 Series B Convertible Preferred Shares to the Company’s non-employee directors.  If the shareholders affirmatively vote at the shareholder’s meeting to increase the number of the Company’s Common Shares, each such option to purchase a Convertible Preferred Share would be converted into an option to purchase 1,300 Common Shares.  The options have an exercise price of $609.57 (or $0.4689 per Common Shares issuable).  These non-employee director grants are subject to the approval of the Company’s shareholders, who will vote on this matter at the shareholders’ meeting currently scheduled for November 29, 2004.  If the grants are approved, the options and restricted share units will vest on December 31, 2005.

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At the close of business on October 6, 2004, the Company had an aggregate of 129,051,626 Common Shares and 599,850 Preferred Shares issued with full voting rights.  On an as-converted basis, the aggregate number of Common Shares with voting rights outstanding was 908,856,824.

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Notes to Editor:

1.             Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.               Safe Harbor Statement

This news release contains forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described under the heading “Business—Risk Factors of the Business” in the Company’s most recent annual report on Form 10-K/A and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

3.     Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the Company’s equity-for-debt exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124).  These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov, or from the Company’s information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10014.  Georgeson’s telephone number for bankers and brokers is 212-440-9800 and for all other security holders is 800-891-3214.

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Media Contact:	Maureen Bingert, 908-730-4444
Investor Contact:	John Doyle, 908-730-4270
Other Inquiries:	908-730-4000